C L I F F O R D
C H A N C E
R O G E R S & W E L L S

CLIFFORD CHANCE
ROGERS & WELLS LLP

200 PARK AVENUE
NEW YORK NEW YORK 10166 0153

TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

Johannes K. Gäbel
Partner

DIRECT TELEPHONE 212 878-8004
DIRECT FACSIMILE 212 878-3134
johannes.gabel@cliffordchance.com


02002918

November 7, 2001

VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED
Article Number 7000 0520 0022 3282 0256

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S. POST OFFICE DELAYED

Re: FJA AG (the "Company")
File No. 82-5077

SUPPL

Dear Madam or Sir:

Enclosed please find a copy of a 9-Month Report 2001 of the Company dated September 30, 2001.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,



Johannes K. Gäbel
U.S. Authorized Representative

enclosure


SEC MAIL
RECEIVED
FEB 01 2002

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

FILE NO.
82-5077

~~FILE NO.
82-3907~~



9-MONTH REPORT 2001
FJA AG

FILE NO.
82-5077

~~FILE NO.
82-3907~~

SHAREHOLDERS´ LETTER

KEY FIGURES AS OF SEPTEMBER 30, 2001 (9-MONTHS)

	9-Months Jan 1 until Sept 30	
	2001 ,000 Euro	2000 ,000 Euro
Total output	81,946	60,029
EBITDA (Operating income before depreciation and amortization)	16,752	11,902
EBIT (Operating income)	13,399	9,726
EBT (Result before income taxes and minority interest)	14,553	10,520
9-month result	8,439	6,292
Employees as of September 30	839	630

KEY FIGURES AS OF SEPTEMBER 30, 2001 (THIRD QUARTER)

	Third Quarter Jul 1 until Sept 30	
	2001 ,000 Euro	2000 ,000 Euro
Total output	28,716	20,811
EBITDA (Operating income before depreciation and amortization)	6,386	4,217
EBIT (Operating income)	5,167	3,413
EBT (Result before income taxes and minority interest)	5,427	3,731
Quarterly result	3,121	2,270
Employees as of September 30	839	630

Dear shareholders,

In the first nine months of 2001, we continued to build on FJA's tremendous achievements and successes. Your FJA Group set new record figures with a total output of 81.9 million Euro and net income of 8.4 million Euro. In the third quarter alone, we scored a total output of 28.7 million Euro and a quarterly net income of 3.1 million Euro. Despite our continued high level of investment activity, we remain well within plan for the current fiscal year.

In this regard, some interesting developments surrounding the FJA TPA* business division for outsourced third-party administration of insurance policies came up. The FJA Life Factory* software used for that purpose confirms the early investments in "Riester"-specific additions. One major ongoing investment focus is on corporate retirement programs. FJA will also use future investments to satisfy the considerable demand that is emerging in this area, as underscored by current negotiations between the collective-bargaining parties.

We are fortunate that the tragic events in the United States had no direct impact on FJA. Our employees were all safe thanks to having moved our office from the World Trade Center to another part of New York in late 2000. Naturally, our business in the United States, which makes up only a small share of overall revenues due to the special (retirement program) business activity in Germany, can feel the restraint shown on the part of its clients.

Overall we can be very satisfied with our accomplishments so far, and can look forward to continued successful corporate growth and development.

We appreciate your trust.

Manfred Feilmeier


FEB 0 1 2002

FILE NO.
82-5077

~~FILE NO.
82-3907~~

DEVELOPMENT OF BUSINESS

TOTAL OUTPUT AND EARNINGS

Positive business activities continued in the third quarter 2001, allowing us to look back on an overall favourable past nine months. As of 30 September 2001, the FJA Group had achieved a total output of 81.9 million Euro (prior-year period 60.0 million Euro), corresponding to an increase of 37% over 2000.

Compared to the same period last year, operating income (EBIT) in these first nine months climbed 38% to 13.4 million Euro, despite increased investments in standard software. Earnings before taxes (EBT) increased 38% to 14.6 million Euro. The net profit for the first nine-month period set a new mark by increasing 34% to 8.4 million Euro.

SEGMENT REPORTING

In addition to its headquarters in Germany, FJA AG is represented by subsidiaries in Switzerland, Austria and the United States. It also maintains a majority shareholding of 80% in the FJA OdaTeam in Slovenia.

FJA profited considerably during these first nine months in Germany from the special business activity generated as a result of pension reform legislation. In Germany FJA invested at an early stage in the development of standard software capable of administering insurance products for both private and corporate retirement and pension programs. FJA's standard FJA Life Factory* software has been refined continuously these past months to integrate the new requirements of the German Retirement Accounts Act. Total output in Germany over the past nine months was 72.0 million Euro.

Our Swiss branch posted an aggregate total output of 6.0 million Euro during this same nine-month period.

Business in Austria is mostly of strategic significance for further expanding into the Eastern European region. Accompanying our existing clients as they expand east will accelerate this move. A total output of 2.1 million Euro was achieved in Austria during these first nine months.

Signal IDUNA Versicherung tasked FJA with delivering and implementing the SymAss standard software for its newly founded Polish unit in Danzig. This system, which was developed in Slovenia, began live operations after only four months time. A total output of 0.15 million Euro was generated in Slovenia in these first nine months. Sales of an additional 0.3 million Euro were generated via the FJA Group.

For the U.S. business it was particularly important to successfully tailor the product machine, as the core product of the FJA Life Factory* is called, to the demands of the American market, an accomplishment that received a very favorable echo in professional circles. Recent events have caused further marketing activities to be put on hold, with new orders to be expected once the situation has returned to normal. Total output in the United States for the past nine months was 1.7 million Euro.

COSTS AND REVENUES

Increased costs are attributable primarily to the large rise in the number of employees and the resulting additional expenses in the human resources sector.

Procurement costs for purchased goods and services increased at the rate of inflation over last year. The prices for FJA software licenses and invoiced consulting services rose moderately in line with general market developments.

RESEARCH & DEVELOPMENT AND INVESTMENT

The third quarter was also marked by major expenditures for, and large investments in, research and development. Investments consisted of the following:

Standard Software Advancements:
Major investments in improving and refining our FJA Life Factory* software were again made in the third quarter. Besides private retirement accounts, the primary focus was on corporate retirement programs in order to service the growth market for pension plans and retirement funds. Additional investments will have to be made in the future to ensure the timely implementation of further legal guidelines that have yet to be announced.

New Business Models:
Investments were also made in Third-Party Administration (FJA TPA*), an outsourced system for policy management, during this third quarter.

Entry into Adjacent Markets:
Investments continued to be made in FJA Health Factory* to enable us to move into and develop the promising market for private health insurance. The first implementation phase for this standard software, which was developed on the basis of INTER Krankenversicherung's tried and proven data processing system, was completed on schedule. Initial favorable talks with interested health-insurance providers bear out the strategy we chose.

Expansion Abroad:
Emphasis was again given to developing Eastern European growth markets. Talks are currently being held with additional prospective clients now that the policy administration system from our Slovenian OdaTeam unit has been successfully installed at the Polish subsidiary of Signal IDUNA Versicherung in Danzig. What makes all this so beneficial is the combination of a software solution originating in Eastern Europe, which enjoys a high level of acceptance on the local market, and those FJA clients, who are developing this Eastern European market and who want to work with a reliable German partner.

Investments in Fixed Assets:
Due to the big increase in the number of employees, another office building is now being built in Munich, for which considerable investments in fixed assets were made during the third quarter. Some 10,000 square meters of additional office space will be available at the end of 2001.

Along with funding for the new office building, the fixed-asset investments mostly involve the procurement and replacement of hardware and other operational and office furnishings and equipment.

Investments in property, plant and equipment for the first nine months totalled 7.2 million Euro.

STAFFING

As of the 30 September 2001 reporting date, the companies of the FJA Group employed a staff of 839 (prior year 630). This corresponds to an increase of 209 employees (+33%) over the prior-year period.

The rapid and efficient integration of these new employees continues to be seen as one of the most vital tasks for the human resources department.

The turnover of personnel, which was already significantly below market average, was lowered even more in comparison to last year.

FILE NO.
82-5077

~~FILE NO.
82-3907~~

ORDERS

FJA has received additional orders in the private and corporate retirement program sector. Greater demand was shown for FJA's TPA® software, which provides insurance companies with outsourced policy administration.

In September, for example, the ARAG Lebensversicherung chose the third-party administration mode (TPA®) solution that was developed by FJA.

TPA®-based administration of Riester policies went live within the Parion Group (Gothaer Versicherung, Berlin-Kölnische Versicherung, Asstel) in September as well.

Currently the total order volume for the administration of Riester retirement policies in TPA® mode lies in the high single figure range in million Euro.

In the first half-year, the Karlsruher Lebensversicherung decided to expand the FJA Life Factory® it uses for its unit-linked life assurance by adding the capability of handling Riester products.

In the field of corporate retirement plans, a software solution was put in operation for the German supplementary pension fund Zusatzversorgungskasse des Baugewerbes (ZVK). We expect to receive more orders from this market segment for software to manage retirement funds and pension plans.

The Westfälische Provinzialversicherung in Münster placed a major order with FJA to create a policy administration system for life insurance.

MLP-Lebensversicherungs AG in Heidelberg charged FJA with further developing and supplementing its previously installed FJA Life Factory®. The size of this order is in the single figure range in million Euro.

Follow-on orders from existing clients saw FJA providing enhancements and upgrades to the FJA software they already have in use.

Productive operation of the FJA standard SymAss software for administering life, accident and property insurance policies began in September at the Polish subsidiary of Signal IDUNA Versicherung.

The market for e-commerce systems changed significantly during the past nine months. In particular, new technologies are now being seen more and more within the old economy sector. In light of this, Scout24 and the FJA AG have taken another look at their cooperation in FinanzScout24 AG. As a result, FJA returned its 2.5% share of FinanzScout24 to Scout24 AG and terminated its collaboration by mutual agreement.

An order placed by Basler Versicherung during the reporting period is an important first step for the future importance that e-commerce systems will have for FJA. The deal involves expanding FJA's financial portal software into a Basler broker portal.

FJA AG's traditionally high amount of order volume has increased even further.

DIVIDENDS AND EVENTS OF PARTICULAR SIGNIFICANCE

In accordance with the resolution of the annual general meeting of 5 July 2001, a dividend of 0.40 Euro per share for fiscal year 2000 was distributed to all shareholders. This equates to an increase of 63% over last year.

The only change to management and supervisory bodies was the creation of a new board-level department announced at the beginning of the year. Dr. Rolf Schwaneberg has many years of experience in the personnel field and has been responsible for the Human Resources department since 1 January 2001.

OUTLOOK

From today's perspective, we believe that we can continue to profit in the years to come from the ongoing unique business activity arising from the German Retirement Accounts Act governing private and corporate pension programs that was enacted on 11 May 2001. We anticipate an increasing demand for our standard software, especially for corporate pension programs provided by pension-plan and retirement-fund companies.

Talks are underway along these lines with other insurance companies, which are now in the detailed planning phase for using FJA Life Factory® to administer retirement and pension products.

Overall we want to further enhance our leading position as a provider of software for life insurance companies in Central Europe. Our geographic expansion will continue to be made according to plan.

Our attention will also be turned toward capitalizing on opportunities with different types of insurance. We see great potential for our standard FJA Health Factory® software in the private health insurance field, because of exploding health costs and the need for related program adjustments and realignments.

In light of how the business has progressed up till now, we are altogether confident that we shall reach our goals for 2001 and continue these favorable corporate developments in the future.

Munich, November 2001

The Board of Directors

FILE NO.
82-5077

FILE NO.
82-5077

CONSOLIDATED PROFIT AND LOSS ACCOUNT (IAS)

	9-Month Report Jan 1 until Sept 30		Quarterly Report Jul 1 until Sept 30	
	2001 ,000 Euro	2000 ,000 Euro	2001 ,000 Euro	2000 ,000 Euro
Revenues	69,509	60,494	24,968	21,323
Changes in inventories of finished goods and work in progress	+12,437	- 465	+3,748	- 512
Total output	81,946	60,029	28,716	20,811
Cost of services and purchased materials	- 7,634	- 4,351	- 2,420	- 2,061
Personnel expenses	- 40,861	- 30,477	- 13,901	- 10,059
Other operating income	+1,379	+1,286	+733	+653
Other operating expenses	- 18,078	- 14,585	- 6,742	- 5,127
Depreciation and amortization	- 3,353	- 2,176	- 1,219	- 804
Operating income	13,399	9,726	5,167	3,413
Interest income and expenditure	+1,156	+846	+255	+368
Income expense from investments and participations	0	- 20	0	- 20
Foreign currency exchange gains / losses	- 2	- 32	+5	- 30
Result before income taxes and minority interest	14,553	10,520	5,427	3,731
Income tax	- 6,100	- 4,228	- 2,301	- 1,461
Result before minority interest	8,453	6,292	3,126	2,270
Minority interest	- 14	0	- 5	0
Net income	**8,439**	**6,292**	**3,121**	**2,270**
Earnings per share (basic)	1.10	0.85	0.41	0.30
Earnings per share (diluted)	1.10	0.85	0.41	0.30
Weighted average shares outstanding (basic)	7,650,000	7,409,756	7,650,000	7,650,000
Weighted average shares outstanding (diluted)	7,650,000	7,409,756	7,650,000	7,650,000

FILE NO.
82-5077

CONSOLIDATED BALANCE SHEET (IAS)

Assets	Fiscal year as of September 30 2001 ,000 Euro	Fiscal year as of December 31 2000 ,000 Euro
Current assets		
Cash and Cash Equivalents	4,541	14,710
Marketable securities	34,568	37,319
Trade accounts receivable	30,038	25,472
Inventories	17,821	5,397
Deferred tax asset	922	428
Prepaid expenses and other current assets	3,903	3,148
	91,793	**86,474**
Fixed assets		
Property, plant and equipment	10,750	6,577
Investments	20	2,065
Goodwill	4,272	4,230
	15,042	**12,872**
Total assets	**106,835**	**99,346**

Table continued on following page

FILE NO.
82-5077

~~FILE NO. 82-4907~~

CONSOLIDATED BALANCE SHEET (IAS)

Liabilities and Shareholders' equity	Fiscal year as of September 30 2001 ,000 Euro	Fiscal year as of December 31 2000 ,000 Euro
Current liabilities		
Short-term debt and current portion of long-term debt	645	452
Trade accounts payable	1,827	386
Accrued expenses	10,649	10,171
Income tax payable	4,231	2,056
Deferred taxes	245	618
Other current liabilities	3,492	3,958
	21,089	**17,641**
Long-term debt		
Long-term debt	903	1,355
Pension accrual	994	949
Minority interest	34	20
	1,931	**2,324**
Shareholders' equity		
Share Capital	7,650	7,650
Capital reserves	53,946	53,946
Retained Earnings	23,073	17,706
Other, such as: Consolidated profit reserves, Difference due to currency conversion	-854	79
	83,815	**79,381**
Total Liabilities and Shareholders' equity	**106,835**	**99,346**

FILE NO.
82-5077

CONSOLIDATED CASH FLOW STATEMENT (IAS)

	9-Month Report Jan 1 until Sept 30	9-Month Report Jan 1 until Sept 30
	2001 ,000 Euro	2000 ,000 Euro
Cash flow from operating activities		
Profit before income tax		
Net income (after tax)	8,453	6,292
Income tax	+6,100	+4,228
	=14,553	**=10,520**
Adjustments:		
Depreciation of intangible and tangible fixed assets	+3,353	+2,176
Loss from disposal of financial assets	+1,534	
Change in long-term receivables	0	- 353
Income from subsidiaries and affiliates	0	+20
Increase in pension provisions	+45	+189
Interest income	- 1,240	- 1,096
Interest expenditure	+84	+250
Changes in:		
Inventories	- 12,424	+444
Trade accounts receivable	- 4,566	- 10,316
Other assets and deferred items	- 754	- 2,216
Other provisions	+478	+2,423
Trade accounts payable	+1,441	+357
Other liabilities and deferred liabilities	- 466	- 196
Income tax paid	- 4,792	- 2,295
	- 2,754	**- 93**

Table continued on following page

FILE NO.
82-5077

CONSOLIDATED CASH FLOW STATEMENT (IAS)

	9-Month Report Jan 1 until Sept 30 2001 ,000 Euro	9-Month Report Jan 1 until Sept 30 2000 ,000 Euro
Cash flow from investing activities		
Disposal / Acquisition of short-tem securities	+1,957	+48
Cash outflow due to acquisition of OdaTeam	- 467	- 1,284
Investments in financial assets	0	- 50
Cash inflow due to disposal of tangible assets	+511	0
Investments in tangible assets	- 7,209	- 3,382
Cash inflow due to disposal of tangible assets	+138	+88
	- 5,070	**- 4,580**
Cash flow from financing activities		
Additions to equity capital	0	+56,390
Costs of IPO	0	- 3,415
Repayment of short-term financial debts	- 258	- 3,207
Dividends	- 3,072	- 1,877
Interest received	+1,240	+1,096
Interest paid	- 84	- 250
	- 2,174	**48,737**
Exchange rate related and other changes not relevant for cash flow	**- 171**	**- 35**
Change in liquid assets	**= - 10,168**	**=44,028**
Cash & cash equivalents at beginning of period	14,710	1,622
Cash & cash equivalents at end of period	4,541	45,650
Cash & cash equivalents +investments at beginning of period	52,029	1,678
Cash & cash equivalents +investments at end of period	39,109	45,658

FILE NO.
82-5077

EQUITY CAPITAL (IAS)

Shareholders' equity	Subscribed capital ,000 Euro	Capital reserves ,000 Euro	Group profit ,000 Euro	Other ,000 Euro	Equity capital ,000 Euro
As of January 1, 2001	7,650	53,946	17,706	79	79,381
Dividends			- 3,072		- 3,072
Consolidated profit			8,439		8,439
Other, such as: Consolidated profit reserves, Difference due to currency conversion				- 933	- 933
As of September 30, 2001	**7,650**	**53,946**	**23,073**	**- 854**	**83,815**

FILE NO.
82-5077

FJA SHARE

Stock exchange segment	Neuer Markt, Frankfurt
Number of shares	7,650,000
Security code number	513 010
IPO	February 21, 2000
Associated Index	CDAX, NEMAX STOXX, FTSE ETX

DIRECTOR HOLDINGS AS OF SEPTEMBER 30, 2001

	Number of shares	Stock options
Executive Board		
Prof. Dr. Manfred Feilmeier	1,946,947	12,000
Michael Junker	1,946,947	12,000
Rainer W. G. Herbers	78,447	12,000
Dr. Thomas Meindl	28,506	12,000
Dr. Rolf Schwaneberg	--	6,000
Supervisory Board		
Prof. Dr. Elmar Helten	51.034	--
Prof. Dr. Helmut Köhler	1.285	--
Thomas Nievergelt	52	--

ADDRESS

FJA AG
Leonhard-Moll-Bogen 10
D-81373 Munich
Tel.: +49 89/76901-0
Fax: +49 89/769 88 13

Internet: www.fja.com

CONTACT

Investor Relations

Dr. Thomas Meindl
Chief Financial Officer
Tel.: +49 89/76901-144
E-Mail: investor.relations@fja.com